SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                  SCHEDULE 13D
           Under the Securities Exchange Act of 1934 (Amendment No. )*

                               CBRE Holding, Inc.
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                                (Name of Issuer)

                     Class A Common Shares, par value $0.01
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                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

                                  Ivy B. Dodes
                           Credit Suisse First Boston
                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 225-2000

                                    Copy to:

                               John Schuster, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  July 20, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  None
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1                   NAME OF REPORTING PERSON

                    Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit
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2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                    (See Instructions)
                    (a)[ ]
                    (b)[X]
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3                   SEC USE ONLY
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4                   SOURCE OF FUNDS (See Instructions)
                    WC
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5                   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)
                    [ ]
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6                   CITIZENSHIP OR PLACE OF ORGANIZATION

                    Switzerland
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                    7      SOLE VOTING POWER

    Number of              See Item 5
                    ------------------------------------------------------------
      Shares        8      SHARED VOTING POWER
Beneficially Owned
                           See Item 5
                    ------------------------------------------------------------
     by Each        9      SOLE DISPOSITIVE POWER
    Reporting
   Person With             See Item 5
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           See Item 5
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11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON
                    See Item 5
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12                  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                    SHARES (See Instructions)

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13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    See Item 5
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14                  TYPE OF REPORTING PERSON (See Instructions)
                    BK, HC, OO
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                                      -3-

Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the Class A Common Shares, par value $0.01 per share (the "Class A Common Shares"), of CBRE Holding, Inc. ("CBRE"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of CBRE is 909 Montgomery Street, Suite 400, San Francisco, CA 94133.

Item 2.  Identity and Background.

     (a) This Schedule 13D is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The address of the Bank's principal business and office is Uetlibergstraase 231, P.O. Box 900, CH-8070 Zurich, Switzerland. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

          The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

          CSFBI owns all of the voting stock of Credit Suisse First Boston
          (USA), Inc. ("CSFB-USA"), a Delaware corporation. CSFB-USA owns indirectly all of the voting stock of CSFB Private Equity, Inc. ("CSFBPE"), a Delaware corporation, and DLJ Investment Funding, Inc. ("DLJIF"), a Delaware corporation.

     (b) CSG's business address is Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland. The business address of each of CSFBI, CSFB-USA, CSFBPE and DLJIF is 11 Madison Avenue, New York, New York 10010.

     (c) The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person are set forth on Schedules A through E, respectively, attached hereto, each of which is incorporated by reference herein.

          The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to in (a) above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Bank business unit that engages in the global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business.

          CSG, for purposes of federal securities laws, may be deemed ultimately to control the Bank, and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own securities issued by CBRE or derivative securities relating thereto, and any such securities are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of any such securities beneficially owned by its direct and indirect subsidiaries, including the CSFB business unit. The CSFB business unit disclaims beneficial ownership of any such securities beneficially owned by CSG and any of CSG's and the Bank's other business units.

     (d)(e) During the past five (5) years the Reporting Person has not, and to the best knowledge of the Reporting Person, none of the persons listed on Schedules A through E attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not applicable.

Item 3.  Source and Amount of Funds or Other Consideration.

     The total amount of funds required by the Reporting Person to purchase the Securities (as defined below), including the Class A Common Shares, was $60,000,000. The funds necessary to purchase the Securities (as defined below) were obtained from working capital of CSFBI. CSFBI made a call for capital contributions from partners of certain funds managed by subsidiaries of CSFBI and expects a portion of the Class A Common Shares to be transferred to various funds managed by subsidiaries of the Reporting Person as described in Item 5.

Item 4.  Purpose of Transaction.

     The Class A Common Shares are being held for investment purposes. Depending on market conditions, the Reporting Person may acquire additional Class A Common Shares or dispose of some or all of such Class A Common Shares.


     On July 20, 2001, DLJIF acquired the Class A Common Shares in connection with the purchase of $60,000,000 aggregate principal amount of 16% senior notes due 2011 of CBRE (the "Senior Notes") (the Class A Common Shares, together with the Senior Notes, the "Securities").

Securityholders' Agreement

     On July 20, 2001, a Securityholders' Agreement that is described below was entered into among RCBA Partners, Blum Partners, FS Equity Partners III, L.P. ("FSEP"), FS Equity Partners International, L.P. ("FSEP International," and together with FSEP, "Freeman Spogli"), The Koll Holding Company ("Koll"), California Public Employees' Retirement System ("CalPERS"), Frederic V. Malek ("Malek"), DLJIF, Credit Suisse Boston Corporation ("CSFBC"), Raymond E. Wirta ("Wirta"), W. Brett White ("White," and together with Freeman Spogli, Koll, CalPERS, Malek, DLJIF, CSFBC and Wirta, the "Non-Blum Holders," and the Non-Blum Holders together with the Blum Funds, the "Securityholders"), Services and CBRE. The following description is qualified in its entirety by reference to the Securityholders' Agreement, which is filed as an Exhibit hereto and incorporated by reference herein.

     Limitations on Transfer

     The Non-Blum Holders agreed that, until the earlier of ten years from the date the Securityholders' Agreement was signed or the date of an underwritten initial public offering in which shares of CBRE Series A or Series B Common Stock (for purposes of this description, the "Common Stock") become listed on a national securities exchange or the Nasdaq National Market, which period is referred to herein as the "restricted period," not to sell any of CBRE's Common Stock or warrants to acquire CBRE's Common Stock, which are referred to herein as the "restricted securities," except:

     o    to their respective affiliates;

     o in the case of an individual who is a party to the Securityholders' Agreement, to his or her spouse or direct lineal descendants, including adopted children, or antecedents;

     o in the case of an individual who is a party to the Securityholders' Agreement, to a charitable remainder trust or trusts, in each case the current beneficiaries of which, or to a corporation or partnership, the stockholders or limited or general partners of which, include only the transferor, the transferor's spouse or the transferor's direct lineal descendants, including adopted children or antecedents;

     o in the case of an individual who is a party to the Securityholders' Agreement, to the executor, administrator, testamentary trustee, legatee or beneficiary of any deceased transferor holding restricted securities;

     o in the case of Freeman Spogli, beginning on April 12, 2003, on a pro rata basis to its partners;

     o in the case of a transferee of Freeman Spogli pursuant to the previous bullet point that is a corporation, partnership, limited liability company, trust or other entity, on a pro rata basis without payment of consideration, to its shareholders, partners, members, beneficiaries or other entity owners, as the case may be;

     o in the case of Freeman Spogli, Koll, Malek, CSFBC, DLJIF and CalPERS, beginning three years from the closing date of the Merger, after complying with the right of first offer provision described below;

     o by DLJIF and CSFBC, in connection with transfers of the Senior Notes to a permitted transferee; and

     o transfers made in connection with the tag-along rights and drag-along rights described below.

In order for any of the sales described above to be permitted, each recipient of restricted securities must first execute an assumption agreement whereby it will become a party to the Securityholders' Agreement and assume and become entitled to specified rights and obligations in the Securityholders' Agreement as described in the following paragraph.

     With respect to any person who acquires any restricted securities from any securityholder in compliance with the terms of the Securityholders' Agreement, the transferee will become subject to the following provisions of the Securityholders' Agreement, depending upon the identity of the transferor:

     o in the case of any transfer from the Blum Funds, (A) if the transferee acquires a majority of the Common Stock beneficially owned by a Blum Fund, that Blum Fund may assign to the transferee all of its rights and obligations under the agreement or (B) if the transferee acquires less than a majority of the Common Stock beneficially owned by that Blum Fund, the transferee generally will assume and be entitled to all of the rights and obligations of the Blum Fund described in the section titled "Registration Rights" below;

     o in the case of an assignment by a Blum Fund of its rights pursuant to a right of first offer, as described below, the assignee or assignees generally will assume and be entitled to all of the rights and obligations of the Blum Fund described in the section titled "Registration Rights" below;

     o in the case of any transfer from Freeman Spogli, (A) the transferee will assume all of the rights and obligations of Freeman Spogli, other than the right to designate any member of the Board or the "Freeman Spogli Consent Rights" described below and (B) in addition, if the transferee acquires a majority of the Common Stock beneficially owned by Freeman Spogli at the time of the transfer and following the acquisition the transferee beneficially owns at least 10% of the outstanding Common Stock, Freeman Spogli may assign to the person all of its rights and obligations under the agreement; and

     o in the case of any transfer from any other party to the Securityholders' Agreement, the new transferee generally will assume and be entitled to all of the rights and obligations of the transferor under the Securityholders' Agreement.

     Right of First Offer. Beginning three years from the closing date of the Merger, each of Freeman Spogli, Koll, Malek, CSFBC, DLJIF and CalPERS will be able to transfer all or any portion of its or his restricted securities to a qualified purchaser. However, prior to any transfer to a qualified purchaser, the transferring securityholder must first offer to sell all or, with the consent of the transferring securityholder, a portion of these restricted securities to RCBA Partners or its assignee at the price and upon the other terms indicated to RCBA Partners by the transferring securityholder. If RCBA Partners elects not to buy all of the restricted securities on these terms, the transferring securityholder will be able to transfer the shares to a qualified purchaser for a limited period of time at a purchase price equal to or greater than the price offered to RCBA Partners and on other terms that are no more favorable in any material respect than the terms initially offered to RCBA Partners.

     Under the Securityholders' Agreement, the term "qualified purchaser" refers to any person to whom a securityholder wishes to transfer its or his restricted securities, as long as this person is approved by RCBA Partners, which approval will not be unreasonably withheld. If a proposed qualified purchaser is a nationally-recognized private equity sponsor or institutional equity investor, RCBA Partners may not withhold its consent unless RCBA Partners' decision results from its direct experience with this person in connection with another actual or proposed transaction.

     Co-Sale Right. Prior to the date of an underwritten initial public offering in which shares of CBRE Common Stock become listed on a national securities exchange or the Nasdaq National Market, if RCBA Partners and its affiliates propose to transfer a portion of their Class B Common Stock to any third party, other than in a public offering, each of the Non-Blum Holders generally will have the right under the Securityholders' Agreement to require the proposed transferee or acquiring person to purchase from it or him the same proportion of its or his shares of Common Stock as is being purchased from RCBA Partners and its affiliates at the same price per share and generally upon the same terms and conditions as apply to RCBA Partners and its affiliates.

     Required Sale. If RCBA Partners and its affiliates agree to transfer to a third party, other than in a public offering, a majority of the shares of the Class B Common Stock beneficially owned by RCBA Partners and its affiliates at the time of the transfer, then under the Securityholders' Agreement each Non-Blum Holder may be required to transfer to the third party the same proportion of its or his restricted securities as is being transferred by RCBA Partners and its affiliates at the same price and generally upon the same terms and conditions as apply to RCBA Partners and its affiliates.

     In addition, if RCBA Partners approves any merger, consolidation, amalgamation or other business combination involving CBRE or any of its subsidiaries or the sale of all or substantially all of CBRE's assets, then each Non-Blum Holder that holds shares of Class B Common Stock will agree to vote all shares of Class B common stock held by him or it or his or its affiliates to approve the transaction and not to exercise any appraisal or dissenters' rights available to it or him under any rule, regulation, statute, agreement or otherwise.

     Participation Rights. Except for the specified exceptions listed below, CBRE agreed under the Securityholders' Agreement not to issue any of its equity securities to any person unless, prior to the issuance, it notifies each of the Securityholders and grants to it or him or one of its or his affiliates the right to subscribe for and purchase a pro rata share of the equity securities being issued at the same price and upon the same terms and conditions as apply to all other subscribers. The specified exceptions to the participation rights include issuances of equity securities under the following circumstances:

     o    upon the exchange, exercise or conversion of other equity securities;

     o in connection with any stock split, stock dividend or recapitalization of us, as long as it is fully proportionate for each class of affected equity securities and entails equal treatment for all shares or units of the affected class;

     o pursuant to the acquisition by CBRE or its subsidiaries of another person or a material portion of its assets, by merger, purchase of assets or otherwise;

     o to employees, officers, directors or independent contractors of CBRE or its subsidiaries;

     o    in connection with a public offering; or

     o to customers, venders, lenders, and other non-equity financing sources, lessors of equipment and other providers of goods or services to CBRE or its subsidiaries.

     Market "Stand-Off." Pursuant to the Securityholders' Agreement, in connection with an underwritten initial public offering in which shares of CBRE become listed on a national securities exchange or the Nasdaq National Market, if all of the Securityholders that hold at least 2% of the outstanding shares of Common Stock agree to the same restrictions, each of the Securityholders will not be permitted to sell, transfer or engage in a similar transaction with respect to any of the securities of CBRE for a period specified by the representative of the underwriters, which period may not exceed 180 days after the registration statement regarding the offering is declared effective.

     Registration Rights

     Demand Registration Rights. Subject to the terms and conditions described in the Securityholders' Agreement, if CBRE receives a written demand from (i) the holders of at least 25% of the then outstanding shares of the Common Stock held by the Blum Funds and their transferees, (ii) the holders of at least 25% of the then outstanding shares of Common Stock held by Freeman Spogli and its transferees or (iii) the holders of at least 25% of the then outstanding shares of Common Stock held by DLJIF and CSFBC and their transferees, then CBRE has agreed to use its best efforts to effect, as soon as practicable, the registration under the Securities Act of all Class A Common Stock requested to be registered in accordance with the terms of the Securityholders' Agreement together with any of CBRE's other securities entitled to be included under the registration.

     However, CBRE will not be required to effect a demand registration under the Securityholders' Agreement:

     o prior to 180 days after the effective date of a registration statement pertaining to an underwritten initial public offering in which shares of CBRE Common Stock become listed on a national securities exchange or the Nasdaq National Market;

     o requested by the Blum Funds and their transferees after CBRE has effected six demand registrations requested by the Blum Funds and their transferees and each of these registrations has been declared or ordered effective;

     o requested by Freeman Spogli and its transferees after CBRE has effected three registrations requested by Freeman Spogli and its transferees and each of these registrations has been declared or ordered effective;

     o requested by DLJIF and CSFBC and their transferees after CBRE has effected one registration requested by DLJIF and CSFBC and their transferees and this registration has been declared or ordered effective;

     o if the anticipated aggregate gross proceeds to be received by the parties requesting the registration are less than $2,000,000;

     o if CBRE notifies in good faith the parties requesting the registration that it intends to make another public offering within ninety days of the demand request; or

     o if CBRE furnishes to the parties requesting the registration a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board, it would be seriously detrimental to CBRE for the registration to be effected at the time, in which event CBRE has the right to defer the filing for ninety days, although CBRE is not able to defer filings in this fashion more than an aggregate of ninety days in any twelve month period.

     In any underwritten offering under a demand registration, if the managing underwriter advises CBRE that marketing factors require a limitation of the number of shares of Common Stock to be underwritten because it is likely to have an adverse effect on the price, timing or the distribution of the shares of Common Stock to be offered, then the number of shares of Common Stock that may be included in the underwriting will be allocated first among the parties who demanded the registration on a pro rata basis and second to the extent all registrable shares of Common Stock requested to be included in the underwriting by the parties who demanded the registration have been included, among the remaining securityholders requesting inclusion of registrable shares of Common Stock in the underwritten offering on a pro rata basis.

     Piggyback Registrations Rights. In the Securityholders' Agreement, each Securityholder and its transferees will be entitled to request that CBRE include all or a portion of his or its shares of Common Stock in any registration statement for purposes of a public offering of CBRE's Common Stock, but excluding the following types of offerings:

     o registration statements relating to employee benefit plans or with respect to corporate reorganizations or other transactions under Rule 145; and

     o any registration statement pertaining to an underwritten initial public offering in which shares of CBRE Common Stock become listed on a national securities exchange or the Nasdaq National Market.

     In an underwritten offering in which one or more Securityholders exercises its piggyback registration rights, if the managing underwriter advises CBRE that marketing factors require a limitation of the number of shares of Common Stock to be underwritten because it likely to have an adverse effect on the price, timing or the distribution of the shares of Common Stock to be offered, then the number of shares of Common Stock that may be included in the underwriting will be allocated first to CBRE and second to the Securityholders requesting inclusion on a pro rata basis. However, no reduction will be allowed to reduce the shares of Common Stock being offered by CBRE for its own account to be included in the registration and underwriting or reduce the amount of shares of Common Stock of the selling Securityholders included in the registration below 25% of the total amount of shares of Common Stock included in the registration, unless the offering does not include shares of Common Stock any other selling Securityholders, in which event any or all of the registrable shares of Common Stock may be excluded in accordance with the immediately preceding sentence.

     Expenses of Registration. All registration expenses incurred in connection with a registered offering pursuant to either demand or piggyback registration rights generally will be borne by CBRE, except for underwriting discounts, selling commissions and transfer taxes, which will be borne by the holders of the shares of Common Stock being registered on a pro rata basis.

     Indemnification. In connection with a registered offering pursuant to either demand or piggyback registration rights, CBRE has agreed to indemnify and hold harmless each of the Securityholders that participate in the offering against any losses, claims, damages, liabilities or expenses to which it or he may become subject under the Securities Act of 1933, the Securities Exchange Act of 1934 or other federal or state law for any untrue statements, material omissions or other violations CBRE makes in connection with any registered offering.

     Expiration. Each Securityholder's demand and piggyback registration rights, if any, pursuant to the Securityholders' Agreement will expire if all of the following are satisfied:

     o CBRE has completed an underwritten initial public offering in which CBRE's shares of Common Stock become listed on a national securities exchange or the Nasdaq National Market and subject to the provisions of the Securities Exchange Act of 1934;

     o the party, together with its affiliates, partners and former partners holds less than 2% of the outstanding Common Stock; and

     o all Common Stock held by the party, and its affiliates, partners and former partners may be sold under Rule 144 of the Securities Act of 1933 during any ninety day period.

     Governance

     Composition of Board and Committees. Pursuant to the terms of the Securityholders' Agreement, prior to an underwritten initial public offering in which shares of CBRE Common Stock become listed on a national securities exchange or the Nasdaq National Market, each Securityholder that holds shares of Class B Common Stock will agree to vote all of his or its beneficially owned shares of Class B Common Stock to elect the following representatives to the
Board:

     o between three and six directors designated by RCBA Partners, with the actual number to be determined by RCBA Partners in its discretion;

     o    one director designated by Blum Partners;

     o    one director designated by Freeman Spogli;

     o Wirta, for so long as he is employed by CBRE or, if he is no longer employed by CBRE, CBRE's chief executive officer at that time;

     o White, for so long as he is employed by CBRE or, if he is no longer employed by CBRE, CBRE's Chairman of the Americas at that time, but RCBA Partners may elect to reduce the size of the Board by one director if he is no longer CBRE's Chairman of the Americas; and

     o one director who is a real estate brokerage employee of CBRE or Services, who will be elected immediately after the closing of the Merger and will remain a director for so long as a majority of the Board agree.

     Each of the designation rights described above is subject to the following limitations:

     o the director designation rights of RCBA Partners will be reduced (i) to two designees, or one designee if there is not a real estate brokerage employee serving as a member of the Board, if the Blum Funds and their affiliates beneficially own Common Stock representing less than 22.5% of the outstanding Common Stock, (ii) to one designee if there is not a real estate brokerage employee serving as a member of the Board, if the Blum Funds and their affiliates beneficially own Common Stock representing less than 15% of the outstanding Common Stock and (iii) to no designee if the Blum Funds and their affiliates beneficially own Common Stock representing less than 7.5% of the outstanding Common Stock;

     o the director designation rights of Blum Partners will be reduced to zero if RCBA Partners is entitled to designate only one or zero directors; and

     o the director designation right of Freeman Spogli will reduce to zero if Freeman Spogli and its affiliates, collectively, beneficially own Common Stock representing less than 7.5% of the outstanding Common Stock.

     Also, prior to an underwritten initial public offering in which shares of CBRE Common Stock become listed on a national securities exchange or the Nasdaq National Market:

     o each committee of the Board will include at least one director or observer designated by RCBA Partners and one director or observer designated by Freeman Spogli;

     o Freeman Spogli and its affiliates shall be entitled to have two observers at all regular and special meetings of the Board; and

     o DLJIF and CalPERS shall be entitled to have one observer at all regular and special meetings of the Board.

     Following an underwritten initial public offering in which shares of CBRE Common Stock become listed on a national securities exchange or the Nasdaq National Market:

     o RCBA Partners will be entitled to nominate a percentage of the total number of directors on the Board that is equivalent to the percentage of the outstanding Common Stock beneficially owned by the Blum Funds and their affiliates; and

     o Freeman Spogli will be entitled to nominate one director to the Board as long as they own in the aggregate at least 7.5% of the outstanding Common Stock.

     In connection with each of annual or special meetings of stockholders of CBRE at which CBRE's directors are to be elected, CBRE has agreed to (1) nominate and recommend to its stockholders the individuals nominated in the bullet points immediately above for election or re-election as part of the management slate of directors and (2) provide the same type of support for the election of these individuals as directors as CBRE provides to other persons standing for election as its directors as part of the management slate. In addition, each Securityholder that beneficially owns shares of Class B Common Stock has agreed that he or it will vote all shares of Common Stock owned by him or it in favor of the election or re-election of these individuals.

     Also pursuant to the Securityholders' Agreement, the board of directors of Services will at all times following the Merger consist of the same persons as the Board.

     Voting of Capital Stock. Prior to an underwritten initial public offering in which shares of CBRE Common Stock become listed on a national securities exchange or the Nasdaq National Market, each Non-Blum Holder that beneficially owns shares of Class B Common Stock agreed to vote at any stockholders meeting or in any written consent all of the shares of CBRE's voting capital stock owned or held of record by it or him, in same the manner as RCBA Partners votes the shares of CBRE's voting capital stock beneficially owned by it, except with respect to the following actions by CBRE or any of its subsidiaries:

     o any transaction between the Blum Funds or their affiliates and CBRE or any of its subsidiaries, other than a transaction (1) with another portfolio company of the Blum Funds that has been negotiated on arms-length terms in the ordinary course of business between the managements of CBRE or any of its subsidiaries and the portfolio company, (2) with respect to which the Securityholders may exercise their participation rights under the Securityholders' Agreement or (3) specifically contemplated by the Merger Agreement; or

     o any amendment to CBRE's certificate of incorporation or bylaws that adversely affects the Securityholders relative to the Blum Funds, other than generally (a) an increase in CBRE's authorized capital stock or (b) amendments made in connection with any reorganization of CBRE effected to facilitate (1) an initial public offering or (2) the acquisition of CBRE by merger or consolidation.

     For so long as the paragraph immediately above applies, each Non-Blum Holder that beneficially owns shares of Class B Common Stock grants to RCBA Partners an irrevocable proxy, coupled with an interest, to vote all of the shares of CBRE's voting capital stock owned by the grantor of the proxy.

     General Consent Rights. Prior to an underwritten initial public offering in which CBRE's shares of Common Stock become listed on a national securities exchange or the Nasdaq National Market, under the Securityholders' Agreement, neither CBRE nor any of its subsidiaries is allowed to take any of the following actions without the prior affirmative vote or written consent of (1) a majority of its directors and (2) a majority of its directors that are not designated by RCBA Partners or Blum Partners:

     o any of the transactions described in the two bullet points in the section above titled "Voting of Capital Stock" above; or

     o the repurchase or redemption of, the declaration or payment of a dividend with respect to, or the making of a distribution upon, any shares of CBRE's capital stock beneficially owned by the Blum Funds or their affiliates unless (a) the repurchase, redemption, dividend or distribution is made pro rata among all holders of that class of capital stock, or in the case of a repurchase or redemption, each of the Non-Blum Holders are given a proportionate right to participate in the repurchase or redemption, to the extent they own shares of that class of capital stock or (b) if the capital stock is not Common Stock, the repurchase, redemption or dividend is required by the terms of that capital stock.

     Consent Rights of the Director Designated by Freeman Spogli. Prior to an underwritten initial public offering in which CBRE's shares of Common Stock become listed on a national securities exchange or the Nasdaq National Market, for so long as Freeman Spogli is entitled to designate a member of the Board, neither CBRE nor any of its subsidiaries will be able to take any of the following actions without the prior affirmative vote or written consent of (1) a majority of its directors and (2) the director designated by Freeman Spogli:

     o the acquisition of any business or assets for a purchase price in excess of $75.0 million, except for (1) the acquisition of any business or asset by an investment fund that is controlled by CBRE or any of its subsidiaries in connection with the ordinary course conduct of its investment advisory and man-agement business or that of any of its subsidiaries or (2) acquisitions in connection with the origination of mortgages by CBRE or any of its subsidiaries;

     o the sale or other disposition of assets of CBRE or its subsidiaries for aggregate consideration having a fair market value in excess of $75.0 million, other than (1) the sale or other disposition of any business or asset by an investment fund that is controlled by CBRE or any of its subsidiaries in connection with the ordinary course conduct of its investment advisory and management business or that of any of its subsidiaries or (2) sales or dispositions in connection with the origination of mortgages by CBRE or any of its subsidiaries;

     o incur indebtedness, unless the indebtedness would (1) be permitted pursuant to the terms of the documents governing the indebtedness entered into by CBRE in connection with the closing of the Merger as in effect on the closing date of the Merger, including any refinancing or replacement of this indebtedness in an equal or lesser aggregate principal amount or (2) immediately following the incurrence, the ratio of (A) the consolidated indebtedness of CBRE and its subsidiaries determined in accordance with United States generally accepted accounting principles applied in a manner consistent with CBRE's consolidated financial statements to (B) the twelve-month normalized EBITDA, does not exceed 4.5:l; or

     o issue capital stock of CBRE, or options, warrants or other securities to acquire capital stock of CBRE, to CBRE's employees, directors or independent contractors or any of its subsidiaries if the issuances, in the aggregate, exceed 5% of the total amount of CBRE's outstanding capital stock immediately after the closing of the Merger Agreement on a fully diluted basis, other than (1) issuances to CBRE's employees, directors or independent contractors and those of its subsidiaries of up to 25% of CBRE's capital stock on a fully-diluted basis within six months of the closing of the Merger and (2) issuances in amounts equal to CBRE's capital stock repurchased by CBRE from, or the options, warrants or other securities to acquire capital stock canceled by CBRE or its subsidiaries or terminated or expired without prior exercise with respect to persons who, at the time of the repurchase, cancellation, termination or expiration. were current or former employees, directors or independent contractors of CBRE or its subsidiaries.

     Indemnification

     CBRE has agreed to indemnify and hold harmless (a) each of the Securityholders and each of their respective affiliates and any person who controls them, (b) each of the directors, officers, employees and agents of the persons indicated in clause (a) and (c) each of the heirs, executors, successors and assigns of the persons indicated in clause (a) from all damages, claims, losses, expenses, costs, obligations and liabilities, including reasonable at-torneys' fees and expenses but excluding any special or consequential damages against the indemnified party, suffered or incurred by the indemnified persons listed above to the extent arising from (1) the business, operations, liabilities or obligations of CBRE or its subsidiaries or (2) the indemnified person's ownership of Common Stock.

     Termination

     The Securityholders' Agreement will terminate with respect to the provisions referred to below as follows:

     o with respect to each of the provisions summarized in the section titled "Governance," upon completion of an underwritten initial public offering in which shares of CBRE Common Stock become listed on a national securities exchange or the Nasdaq National Market;

     o with respect to the provisions summarized in the section titled "Limitations on Transfer" above, upon the expiration of the restricted period;

     o with respect to the provisions summarized in the section titled "Registration Rights" above other than the section titled "Registration Rights--Indemnification," in the manner set forth in the section titled "Registration Rights--Expiration;"

     o with respect to the provisions summarized in the sections titled "Registration Rights--Indemnification" and "Indemnification" upon the expiration of the applicable statutes of limitations; and

     o with respect to all provisions contained within the Securityholders' Agreement other than those described in the immediately preceding bullet point, upon (1) the sale of all or substantially all of the equity interests in CBRE to a third party whether by merger, consolidation or securities or otherwise or (2) the approval in writing by the Blum Funds, Freeman Spogli and a majority of the shares of Common Stock owned by the other Securityholders.

Management Rights Agreement

     On July 20, 2001, CBRE and DLJ Investment Partners II, L.P. (DLJIP) entered into a Management Rights Agreement. The following description is qualified in its entirety by reference to the Management Rights Agreement which is filed as an Exhibit hereto and incorporated by reference herein. That agreement provides, among other things, that DLJIP shall have the right to appoint a representative that will have the right to (i) meet with and render advice to members of management of CBRE and (ii) review the books, records and accounts of CBRE.

Anti-Dilution Agreement

     On July 20, 2001 CBRE entered into the Anti-Dilution Agreement with CSFBC. The following description is qualified in its entirety by reference to the Anti-Dilution agreement which is filed as an Exhibit hereto and incorporated by reference herein.

     Pursuant to this agreement, the holders of Class A Common Shares shall have the right to purchase, at a price equal to their par value, additional Class A Common Shares upon the occurrence of certain events including:

     (i) the issuance of CBRE common stock, options, warrants or other securities convertible into or exchangeable or exercisable for shares of CBRE common stock or of rights, options or warrants entitling them to subscribe for shares of CBRE common stock or securities convertible into, or exchangeable or exercisable for, CBRE common stock, in each case, at a price which is less than the current market price per share of CBRE common stock; and

     (ii) the issuance of shares of capital stock of CB Richard Ellis Services, Inc. upon the exercise of outstanding stock options, other than to CBRE or any of its wholly-owned restricted subsidiaries.

     The right to purchase additional Class A Common Shares is subject to important exceptions, including, without limitation, upon:

     (a) issuances of common stock pursuant to bona fide public offerings; and

     (b) issuances of common stock pursuant to certain employee stock purchase programs.

     If CBRE consolidates or merges with or into, or transfers or leases all or substantially all of its assets to, any person, and in connection with such transaction the holders receive common stock of another entity or option, warrants or other securities convertible into or exchange for common stock of another entity, then upon consummation of such transaction, the right to purchase additional shares will automatically become applicable to the common stock of such entity.

     If any event shall occur as to which the provisions of the anti-dilution agreement are not strictly applicable but the failure to make any adjustment would adversely affect the adjustment rights represented by the shares in accordance with the essential intent and principles of the anti-dilution agreement, then, in each case, CBRE will appoint an investment banking firm of recognized national standing, or any other financial expert that does not (or whose directors, officers, employees, affiliates or stockholders do not) have a direct or material indirect financial interest in CBRE or any of its subsidiaries, who has not been, and, at the time it is called upon to give independent financial advice to CBRE, is not (and none of its directors, officers, employees, affiliates or stockholders is) a promoter, director or officer of CBRE or any of its subsidiaries, which shall give its opinion upon the adjustment, if any, on a basis consistent with the essential intent and principles established in the anti-dilution agreement necessary to preserve, without dilution, the rights of holders of the Class A Common Shares.

     Other than as described above, the Reporting Person does not have any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer.

     (a) Amount beneficially owned: 495,707 Class A Common Shares. As of July 26, 2001, 495,707 Class A Common Shares represented approximately 31.7% of the outstanding Class A Common Shares of CBRE, based on CBRE's representation that 1,568,014 Class A Common Shares were outstanding as of that date. The Class A Common Shares are currently held by DLJIF, and are expected to be transferred to various funds managed by subsidiaries of the Reporting Person, including without limitation DLJ Investment Partners, L.P. and DLJ Investment Partners II, L.P.

     (b) The Reporting Person has shared power to vote and direct the disposition of such Class A Common Shares reported by this Schedule 13D in accordance with the relationships described in Item 2 and subject to the terms of the Securityholders' Agreement (as defined above).

     (c) Except as reported above, the Reporting Person has not engaged in any transactions in the Class A Common Shares.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described Item 4 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of CBRE, including but not limited to transfer or voting of any of the securities of CBRE, finder's fees, joint venture, loan or option arrangements, puts or calls, guarantee of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

     1. Securityholders' Agreement dated July 20, 2001 among CBRE, DLJIF and certain other holders of common stock of CBRE.

     2.   Management Rights Agreement dated July 20, 2001 between CBRE and
          DLJIP.

     3. Anti-Dilution Agreement dated July 20, 2001 between CBRE and Credit Suisse First Boston Corporation.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2001.


                                    Credit Suisse First Boston, acting
                                    solely on behalf of the Credit Suisse
                                    First Boston business unit


                                    By:    /s/ Ivy B. Dodes
                                           ------------------------------------
                                           Name:   Ivy B. Dodes
                                                   Director

                                                                      Schedule A

                 Executive Board Members and Executive Officers

                                       of

                             the CSFB business unit

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFB business unit. The business address of the CSFB business unit is 11 Madison Avenue, New York, New York 10010.


Name and Title             Business Address             Principal Occupation                     Citizenship
--------------             ----------------             --------------------                     -----------

John J. Mack               11 Madison Avenue            Chairman of the Executive Board and      USA
Chairman                   New York, NY 10010           President and Chief Executive Officer,
                                                        Credit Suisse First Boston business
                                                        unit and Member of the Executive
                                                        Board, Credit Suisse Group

Brady W. Dougan            11 Madison Avenue            Head of Equities, Credit Suisse First    USA
Board Member               New York, NY 10010           Boston business unit

Stephen A.M. Hester        11 Madison Avenue            Head of Fixed Income, Credit Suisse      United Kingdom
Board Member               New York, NY 10010           First Boston business unit

David C. Mulford           One Cabot Square             Chairman International, Credit Suisse    United Kingdom
Board Member               London, England              First Boston
                           E14 4QJ

Stephen E. Stonefield      One Raffles Link             Chairman of Pacific Region, Credit       USA
Board Member               Singapore                    Suisse First Boston

Charles G. Ward, III       11 Madison Avenue            Co-Head of Investment Banking, Credit    USA
Board Member               New York, NY 10010           Suisse First Boston business unit

Anthony F. Daddino         11 Madison Avenue            Chief Administrative Officer, Credit     USA
Board Member               New York, NY 10010           Suisse First Boston business unit



                                       A-1

Hamilton E. James          11 Madison Avenue            Co-Head of Investment Banking, Credit    USA
Board Member               New York, NY 10010           Suisse First Boston business unit

Gates H. Hawn              11 Madison Avenue            Head of Financial Services, Credit       USA
Board Member               New York, NY 10010           Suisse First Boston business unit

Bennett Goodman            277 Park Avenue              Managing Director and Global Head of     USA
Board Member               New York, NY 10172           Leveraged Finance Fixed Income
                                                        Division, Credit Suisse First Boston
                                                        business unit

Joe L. Roby                11 Madison Avenue            Chairman, Credit Suisse First Boston     USA
Board Member               New York, NY 10010           business unit

Paul Calello               11 Madison Avenue            Managing Director, Credit Suisse First   USA
Board Member               New York, NY 10010           Boston and Head of Equity Derivatives
                                                        and Convertibles Unit

Christopher Carter         17 Columbus Courtyard        Managing Director, Credit Suisse First   United Kingdom
Board Member               London, England              Boston and Chairman, Global Equity
                           E14 4DA                      Capital Markets and Head of European
                                                        Investment Banking

James P. Healy             11 Madison Avenue            Managing Director, Credit Suisse First   USA
Board Member               New York, NY 10010           Boston and Global Head of Emerging
                                                        Market Group

John Nelson                One Cabot Square             Chairman, Credit Suisse First Boston     United Kingdom
Board Member               London, England              Europe Limited
                            E14 4QJ

Trevor Price               One Cabot Square             Managing Director, Credit Suisse First   United Kingdom
Board Member                London, England             Boston and Head of Developed Markets
                            E14 4QJ                     Rates Business in the Fixed Income
                                                        Division

Richard E. Thornburgh      11 Madison Avenue            Vice-Chairman of the Executive Board     USA


                                       A-2

Board Member               New York, NY 10010           and Chief Financial Officer, Credit
                                                        Suisse First Boston business unit and
                                                        Member of the Executive Board, Credit
                                                        Suisse Group

Joseph T. McLaughlin       11 Madison Avenue            Executive Vice President, Legal and      USA
Board Member               New York, NY 10010           Regulatory Affairs, Credit Suisse
                                                        First Boston business unit

                                                                      Schedule B

                        Executive Officers and Directors

                                       of

                          DLJ Investment Funding, Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the DLJ Investment Funding, Inc. The business address of the DLJ Investment Funding, Inc. is 11 Madison Avenue, New York, NY 10010.

Name and Title             Business Address             Principal Occupation                     Citizenship
--------------             ----------------             --------------------                     -----------

Anthony F. Daddino         11 Madison Avenue            Chief Administrative Officer, Credit     USA
Board Member and           New York, NY  10010          Suisse First Boston business unit
President

Edward A. Poletti          11 Madison Avenue            Principal, DLJ Merchant Banking, Inc.    USA
Senior Vice President      New York, NY  10010
and Controller

Ivy B. Dodes               11 Madison Avenue            Senior Vice President/Principal, DLJ     USA
Vice President             New York, NY  10010          Merchant Banking, Inc.

Mark A. Competiello        11 Madison Avenue            Senior Vice President and Tax Officer,   USA
Vice President and Tax     New York, NY  10010          Donaldson, Lufkin & Jenrette
Manager                                                 Securities Corporation

Stuart S. Flamberg         11 Madison Avenue            Senior Vice President and Tax Officer,   USA
Vice President and         New York, NY  10010          Donaldson, Lufkin & Jenrette
Deputy Director of Taxes                                Securities Corporation

                                                                      Schedule C


                        Executive Officers and Directors

                                       of

                 Credit Suisse First Boston Private Equity, Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the Credit Suisse First Boston Private Equity, Inc. The business address of the Credit Suisse First Boston Private Equity, Inc. is 11 Madison Avenue, New York, NY 10010.

Name and Title                              Business Address             Principal Occupation                   Citizenship
--------------                              ----------------             --------------------                   -----------

Lawrence M.v.D. Schloss                     11 Madison Avenue            Global Head of Private Equity,         USA
Chief Executive Officer and Director        New York, NY  10010          Credit Suisse First Boston
                                                                         business unit
Hamilton E. James                           11 Madison Avenue            Co-Head of Investment Banking,         USA
Director                                    New York, NY  10010          Credit Suisse First Boston
                                                                         business unit
Charles G. Ward, III                        11 Madison Avenue            Co-Head of Investment Banking,         USA
Director                                    New York, NY                 Credit Suisse First Boston
                                            10010                        business unit

Nicole S. Arnaboldi                         11 Madison Avenue            Managing Director, Credit Suisse       USA
Chief Operating Officer - Funds             New York, NY  10010          First Boston Private Equity, Inc.
Management

George R. Hornig                            11 Madison Avenue            Managing Director, Credit Suisse       USA
Chief Operating Officer                     New York, NY  10010          First Boston

Edward A. Poletti                           11 Madison Avenue            Principal, DLJ Merchant Banking, Inc.  USA
Chief Financial Officer                     New York, NY  10010

Mark A. Competiello                         11 Madison Avenue            Senior Vice President and Tax          USA
Vice President and Tax Manager              New York, NY  10010          Officer, Donaldson, Lufkin &
                                                                         Jenrette Securities Corporation


                                       C-1

Ivy B. Dodes                                11 Madison Avenue            Senior Vice President/Principal, DLJ   USA
Vice President                              New York, NY  10010          Merchant Banking, Inc.

Stuart S. Flamberg                          11 Madison Avenue            Senior Vice President and Tax          USA
Vice President and Deputy Director          New York, NY  10010          Officer, Donaldson, Lufkin &
of Taxes                                                                 Jenrette Securities Corporation

John Gallagher                              11 Madison Avenue            Director, Credit Suisse First Boston   USA
Vice President and Director of Taxes        New York, NY  10010

Lindsay Hollister                           11 Madison Avenue            Managing Director, Credit Suisse       USA
Vice President and General Counsel          New York, NY  10010          First Boston

Sean Lammers                                11 Madison Avenue            Vice President, Credit Suisse First    USA
Vice President                              New York, NY  10010          Boston

Edward Nadel                                11 Madison Avenue            Vice President, Credit Suisse First    USA
Vice President                              New York, NY  10010          Boston

Peter Song                                  11 Madison Avenue            Vice President, Credit Suisse First    USA
Vice President                              New York, NY  10010          Boston

Mina Yu                                     11 Madison Avenue            Vice President, Credit Suisse First    USA
Vice President                              New York, NY  10010          Boston

Laura Raftery                               11 Madison Avenue            Director, Credit Suisse First Boston   USA
Treasurer                                   New York, NY  10010

Lori M. Russo                               11 Madison Avenue            Director, Credit Suisse First Boston   USA
Secretary                                   New York, NY  10010

Rhonda G. Matty                             11 Madison Avenue            Vice President, Credit Suisse First    USA
Assistant Secretary                         New York, NY  10010          Boston



                                       C-2

Kenneth J. Lohsen                           11 Madison Avenue            Director, Credit Suisse First Boston   USA
Controller                                  New York, NY  10010

George Horig                                11 Madison Avenue            Managing Director, Credit Suisse       USA
Managing Director                           New York, NY  10010          First Boston Private Equity

Edward A. Poletti                           11 Madison Avenue            Director, Credit Suisse First Boston   USA
Director                                    New York, NY  10010          Private Equity

Mark A. Competiello                         11 Madison Avenue            Director, Credit Suisse First Boston   USA
Director                                    New York, NY  10010          Private Equity

Ivy B. Dodes                                11 Madison Avenue            Director, Credit Suisse First Boston   USA
Director                                    New York, NY  10010          Private Equity

Stuart S. Flamberg                          11 Madison Avenue            Director, Credit Suisse First Boston   USA
Director                                    New York, NY  10010

                                                                      Schedule D


                        Directors and Executive Officers

                                       of

                     Credit Suisse First Boston (USA), Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the Credit Suisse First Boston (USA), Inc. The business address of the Credit Suisse First Boston (USA), Inc. is 11 Madison Avenue, New York, New York 10010.


Name and Title                              Business Address             Principal Occupation                   Citizenship
--------------                              ----------------             --------------------                   -----------

Joe L. Roby                                 11 Madison Avenue New        Chairman, Credit Suisse First Boston   USA
Board Member                                York, NY 10010               business unit

John J. Mack                                11 Madison Avenue            Chairman of the Executive Board and    USA
President and Chief Executive Officer and   New York, NY 10010           President and Chief Executive
Board Member                                                             Officer, Credit Suisse First Boston
                                                                         business unit and Member of the
                                                                         Executive Board, Credit Suisse Group

Anthony F. Daddino                          11 Madison Avenue            Chief Administrative Officer, Credit   USA
Chief Financial and Administrative          New York, NY 10010           Suisse First Boston business unit
Officer and Board Member

Brady W. Dougan                             11 Madison Avenue            Head of Equities, Credit Suisse        USA
Division Head-Equities and Board Member     New York, NY 10010           First Boston business unit

D. Wilson Ervin                             11 Madison Avenue            Head of Strategic Risk Management,     USA
Head of Strategic Risk Management           New York, NY 10010           Credit Suisse First Boston business
                                                                         unit



                                       D-1

David C. Fisher                             11 Madison Avenue            Chief Accounting Officer, Credit       USA
Chief Accounting Officer                    New York, NY 10010           Suisse First Boston business unit

Gates H. Hawn                               11 Madison Avenue            Head of Financial Services, Credit     USA
Head of Financial Services Group and        New York, NY 10010           Suisse First Boston business unit
Board Member

Stephen A. M. Hester                        11 Madison Avenue            Head of Fixed Income, Credit Suisse    UK
Division Head-Fixed Income and Board        New York, NY 10010           First Boston business unit
Member

Hamilton E. James                           11 Madison Avenue            Co-Head of Investment Banking,         USA
Division Co-Head-Investment Banking and     New York, NY 10010           Credit Suisse First Boston business
Board Member                                                             unit

Christopher G. Martin                       11 Madison Avenue            Head of Technology, Operations and     USA
Head of Technology, Operations and Finance  New York, NY 10010           Finance, Credit Suisse First Boston
                                                                         business unit

Joseph T. McLaughlin                        11 Madison Avenue            Executive Vice President, Legal and    USA
General Counsel and Board Member            New York, NY 10010           Regulatory Affairs, Credit Suisse
                                                                         First Boston business unit

Robert C. O'Brien                           11 Madison Avenue            Head of Private Equity, Credit         USA
Chief Credit Officer                        New York, NY 10010           Suisse First Boston business unit

Richard E. Thornburgh                       11 Madison Avenue            Vice-Chairman of the Executive Board   USA
Division Head-Finance, Administration and   New York, NY 10010           and Chief Financial Officer, Credit
Operations and Board Member                                              Suisse First Boston business unit
                                                                         and Member of the Executive Board,
                                                                         Credit Suisse Group

Charles G. Ward, III                        11 Madison Avenue            Co-Head of Investment Banking,         USA
Division Co-Head-Investment Banking and     New York, NY 10010           Credit Suisse First Boston business
Board Member                                                             unit



                                       D-2

Lewis H. Wirshba                            11 Madison Avenue            Treasurer, Credit Suisse First         USA
Treasurer                                   New York, NY 10010           Boston business unit

Robert M. Baylis                            11 Madison Avenue            Member of the Board of Directors for   USA
Board Member                                New York, NY 10010           various unaffiliated companies and
                                                                         organizations

Philip K. Ryan                              11 Madison Avenue            Member of the Executive Board and      USA
Board Member                                New York, NY 10010           Chief Financial Officer, Credit
                                                                         Suisse Group

Maynard J. Toll, Jr.                        11 Madison Avenue            Retired investment Banker; Chairman,   USA
Board Member                                New York, NY 10010           Edmund S. Muskie Foundation;
                                                                         President, Nelson & Toll Properties,
                                                                         Ltd.

Carol B. Einiger                            11 Madison Avenue            Chief Investment Officer, Acting       USA
Board Member                                New York, NY 10010           President and Chief Financial
                                                                         Officer, Rockefeller University

                                                                      Schedule E

                        Directors and Executive Officers

                                       of

                        Credit Suisse First Boston, Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the Credit Suisse First Boston, Inc. The business address of the Credit Suisse First Boston, Inc. is 11 Madison Avenue, New York, New York 10010.


Name and Title                          Business Address               Principal Occupation               Citizenship
--------------                          ----------------               --------------------               -----------

Joe L. Roby                             11 Madison Avenue              Chairman, Credit Suisse First      USA
Board Member                            New York, NY 10010             Boston business unit

John J. Mack                            11 Madison Avenue              Chairman of the Executive Board    USA
President and Chief Executive Officer   New York, NY 10010             and President and Chief
and Board Member                                                       Executive Officer, Credit Suisse
                                                                       First Boston business unit and
                                                                       Member of the Executive Board,
                                                                       Credit Suisse Group

Anthony F. Daddino                      11 Madison Avenue              Chief Administrative Officer,      USA
Chief Administrative Officer and        New York, NY 10010             Credit Suisse First Boston
Board Member                                                           business unit

Brady W. Dougan                         11 Madison Avenue              Head of Equities, Credit Suisse    USA
Division Head-Equities and Board        New York, NY 10010             First Boston business unit
Member

D. Wilson Ervin                         11 Madison Avenue              Head of Strategic Risk             USA
Head of Strategic Risk Management       New York, NY 10010             Management, Credit Suisse First
                                                                       Boston business unit

David C. Fisher                         11 Madison Avenue              Chief Accounting Officer, Credit   USA
Chief Accounting Officer                New York, NY 10010             Suisse First Boston business unit



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

Gates H. Hawn                           11 Madison Avenue              Head of Financial Services,        USA
Head of Financial Services Group and    New York, NY 10010             Credit Suisse First Boston
Board Member                                                           business unit

Stephen A. M. Hester                    11 Madison Avenue              Head of Fixed Income, Credit       UK
Division Head-Fixed Income and Board    New York, NY 10010             Suisse First Boston business unit
Member

Hamilton E. James                       11 Madison Avenue              Co-Head of Investment Banking,     USA
Division Co-Head-Investment Banking     New York, NY 10010             Credit Suisse First Boston
and Board Member                                                       business unit

Joseph T. McLaughlin                    11 Madison Avenue              Executive Vice President, Legal    USA
General Counsel and Board Member        New York, NY 10010             and Regulatory Affairs, Credit
                                                                       Suisse First Boston business unit

Robert C. O'Brien                       11 Madison Avenue              Chief Credit Officer, Credit       USA
Chief Credit Officer                    New York, NY 10010             Suisse First Boston business unit

Richard E. Thornburgh                   11 Madison Avenue              Vice-Chairman of the Executive     USA
Chief Financial Officer and             New York, NY 10010             Board and Chief Financial
Board Member                                                           Officer, Credit Suisse First
                                                                       Boston business unit and Member
                                                                       of the Executive Board, Credit
                                                                       Suisse Group

Charles G. Ward, III                    11 Madison Avenue              Co-Head Investment Banking,        USA
Division Co-Head-Investment Banking     New York, NY 10010             Credit Suisse First Boston
and Board Member                                                       business unit

Lewis H. Wirshba                        11 Madison Avenue              Treasurer, Credit Suisse First     USA
Treasurer                               New York, NY 10010             Boston business unit


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